ABITIBI-CONSOLIDATED INC.
ABITIBI-CONSOLIDATED COMPANY OF CANADA
MATERIAL CHANGE REPORT
Form 51-102F3
Item 1	Name and Address of the Company

Abitibi-Consolidated Inc. 1155 Metcalfe Street Suite 800 Montréal, Québec H3B 5H2

and

Abitibi-Consolidated Company of Canada 1155 Metcalfe Street Suite 800 Montréal, Québec H3B 5H2

and

Abitibi-Consolidated Finance LP 1155 Metcalfe Street Suite 800 Montréal, Québec H3B 5H2 (collectively, “Abitibi”)

Item 2	Date of Material Change

December 16, 2005

Item 3	News Release

A press release was issued on December 16, 2005 and distributed through the facilities of Canada Newswire.

Item 4	Full Description of Material Change

Abitibi announced on December 16, 2005 the expiration of their cash tender offer launched on November 17, 2005 for certain series of their outstanding notes as listed in the table below (collectively, the “Notes”). A total of approximately $1,065,515,000 in aggregate principal amount of Notes were tendered prior to 12:00 Midnight, New York City time, on December 15, 2005, the expiration date, and a total of $578,811,000 aggregate principal amount of Notes were accepted for purchase. The settlement was completed on December 16, 2005. Accrued and unpaid interest was paid to, but not including December 16, 2005, for all of the Notes validly tendered and accepted for purchase by Abitibi. The aggregate consideration paid for the Notes accepted for purchase by Abitibi was $597,637,757.29, which amount includes accrued interest to the settlement date.

The table below shows, among other things, the series of Notes subject to the tender offer, the principal amount of Notes tendered prior to the expiration of the tender offer, the principal amount of Notes accepted for purchase by Abitibi and the principal amount remaining outstanding:

	Principal	Principal Amount	Principal Amount	Principal Amount
	Amount	Tendered Prior to	Accepted for	Remaining
Title of Security	Outstanding[1]	Expiration	Purchase	Outstanding
6.95% Notes due 12/15/2006	$200,000,000	$184,814,000	$184,814,000	$15,186,000
7.625% Notes due 05/15/2007	$200,000,000	$138,997,000	$138,997,000	$61,003,000
6.95% Notes due 04/01/2008	$250,000,000	$209,219,000	$50,000,000	$200,000,000
7.875% Notes due 08/01/2009	$250,000,000	$204,702,000	$100,000,000	$150,000,000
8.55% Notes due 08/01/2010	$500,000,000	$327,783,000	$105,000,000	$395,000,000

1.	Aggregate principal amount outstanding as at December 1, 2005.
Item 5	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 6	Omitted Information

None

Item 7	Executive Officer

For further information, please contact Allen Dea, Vice President and Treasurer, at (514) 394-2375 or Seth Kursman, Vice President, Communications and Government Affairs, at (514) 394-2398.

Item 8	Date of Report

December 16, 2005	/s/ Jacques P. Vachon
Jacques P. Vachon
Senior Vice-President, Corporate Affairs and Secretary

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC. (Registrant)
/s/ Jacques P. Vachon
Jacques P. Vachon
Senior Vice President, Corporate Affairs, and Secretary

Date:   December 19, 2005